Smart Digital Group Limited

November 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Attn: Kate Beukenkamp and Taylor Beech

Re:	Smart Digital Group Limited Registration Statement on Form F-1 Filed November 12, 2024 File No. 333-283152

Dear Ms. Beukenkamp and Ms. Beech:

Smart Digital Group Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 21, 2024, regarding its Registration Statement on Form F-1 (“Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”) is filed to accompany this response letter.

Registration Statement

Capitalization, page 53

1. We have reviewed your revisions in response to comment 3 and reissue. We note certain Shareholders’ Equity amounts and subtotals disclosed in the “actual” column of your capitalization table do not agree with the amounts in your March 31, 2024 balance sheet. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure on page 53 of Amendment No. 1 accordingly.

* * * * * * * * * * * * * * * * * * *

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sam Wai Hong
Sam Wai Hong
Chairman of the Board of Directors of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC